FORM 6-K/A

Amendment No.1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June, 2005
Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation (Registrant)
By	/s/ Fujio Okada
Fujio Okada
General Manager, Legal Division

Date: June 10, 2005

Amendment to filed information on Form 6-K of “the Notice of the 167th Ordinary General Meeting of Shareholders” of NEC Corporation

On May 31, 2005, the registrant filed the Notice of the 167th Ordinary General Meeting of Shareholders of NEC Corporation on Form 6-K with the Securities and Exchange Commission. The registrant is filing this Form 6-K/A to correct the following inadvertent error found in: “Total number of voting rights” described in the Reference Documents for Exercising Voting Rights.

Before Correction

1.    Total number of voting rights: 1,913, 328

After Correction

1.   Total number of voting rights: 1,914,949